PROSPECTUS SUPPLEMENT NO. 3 (To base shelf prospectus dated August 11, 2003)	Filed Pursuant to General Instruction II.L. of Form F-10; File No. 333-107361

Fairfax Financial Holdings Limited

US$200,000,000 Aggregate Principal Amount of

5% Convertible Senior Debentures Due 2023
Subordinate Voting Shares

         This document supplements our base shelf prospectus dated August 11, 2003, as supplemented October 6, 2003 and October 31, 2003, relating to the resale of up to US$200,000,000 aggregate principal amount of debentures and the subordinate voting shares issuable upon conversion, redemption, purchase or maturity thereof by certain selling securityholders, each an Electing Holder, named in Schedule A to this prospectus supplement.

      You should read this prospectus supplement in conjunction with the base shelf prospectus. This prospectus supplement updates certain information in the base shelf prospectus and, accordingly, to the extent inconsistent, the information in this prospectus supplement supersedes the information contained in the base shelf prospectus.

      The debentures and the subordinate voting shares issuable upon conversion, redemption, purchase or maturity thereof may be offered in negotiated transactions or otherwise, at varying prices determined at the time of the sale or at negotiate prices. In addition, the subordinate voting shares may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See “Plan of Distribution” in the base shelf prospectus.

Investing in the debentures and the subordinate voting shares issuable upon their conversion involves risks.

See the “Risk Factors” section beginning on page 2 of the base shelf prospectus.

       We are permitted to prepare this prospectus supplement and the base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. As a result, they may be not be comparable to financial statements of United States companies.

      Owning debentures or subordinate voting shares may subject you to tax consequences both in the United States and Canada. This prospectus supplement may not describe these tax consequences fully. You should read the tax discussion under “Certain Income Tax Considerations” in the base shelf prospectus.

      Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, our officers and directors and the experts named in the base shelf prospectus are Canadian residents, and many of our assets are located outside the United States.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE BASE SHELF PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is December 19, 2003.

WHERE YOU CAN FIND MORE INFORMATION ABOUT FAIRFAX

      The following documents, filed with the Ontario Securities Commission (the “OSC”) under the Securities Act (Ontario) are specifically incorporated by reference into and form an integral part of the base shelf prospectus, as supplemented, which we refer to as the prospectus:

(a)	our Renewal Annual Information Form for the year ended December 31, 2002, dated May 15, 2003;

(b)	our comparative consolidated financial statements and the notes thereto as at and for the years ended December 31, 2001 and 2002, together with the auditors’ report thereon;

(c)	our Management’s Discussion and Analysis for the year ended December 31, 2002 contained in our 2002 Annual Report;

(d)	our comparative unaudited financial statements for the nine-month period ended September 30, 2003;

(e)	our interim Management’s Discussion and Analysis for the nine-month period ended September 30, 2003;

(f)	our Material Change Reports dated April 17, 2003 and May 22, 2003, both relating to the initial public offering by Northbridge Financial Corporation, and July 9, 2003, relating to the issuance and sale of the Debentures; and

(g)	Management’s Information Circular dated March 3, 2003 sent in connection with the annual meeting of shareholders held on April 14, 2003, other than the sections entitled “Executive Compensation,” “Performance Graph” and “Statement of Corporate Governance Practices”.

      Any document of the type referred to in the preceding paragraphs and any material change reports (excluding confidential material change reports), subsequently filed by us with the OSC after the date of this prospectus supplement and prior to the termination of the distribution of the debentures and subordinate voting shares under this prospectus supplement shall be deemed to be incorporated by reference in this prospectus.

      Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded, for the purposes of this prospectus, to the extent that a statement contained herein or therein, or any other subsequently filed document which also is or is deemed to be incorporated by reference herein or therein, modifies or supercedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Upon a new annual information form and new annual comparative consolidated financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual comparative consolidated financial statements and the accompanying management’s discussion and analysis, all interim consolidated financial statements and the accompanying management’s discussion and analysis, information circulars and material change reports filed prior to the commencement of our then current fiscal year in which our new annual information form is filed, will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of the securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

      Information has been incorporated in this prospectus from documents filed with the OSC. Copies of documents incorporated herein or therein by reference may be obtained on request without charge from Bradley P. Martin, Vice President and Corporate Secretary of Fairfax, at Suite 800, 95 Wellington Street West, Toronto, Ontario, M5J 2N7. Copies of documents that we have filed with the OSC may be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com.

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file or furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file or furnish with or to the SEC at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges. Copies of reports and other information concerning Fairfax may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

SCHEDULE A

ELECTING HOLDERS

      The debentures originally were issued by us and sold by Banc of America Securities LLC, Ferris, Baker Watts Incorporated and BNY Capital Markets, Inc., as the initial purchasers, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, to persons reasonably believed by the initial purchasers to be qualified institutional buyers. The Electing Holders named below, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the debentures and the subordinate voting shares conversion, redemption, purchase or maturity thereof pursuant to this prospectus supplement. The Electing Holders may offer all, some or none of the debentures and the subordinate voting shares issuable upon conversion, redemption, purchase or maturity thereof.

      The table below sets forth the name of each Electing Holder, the principal amount of debentures that may be offered by each Electing Holder under this prospectus and the number of subordinate voting shares into which the debentures are convertible upon conversion, redemption, purchase or maturity thereof. The information is based on information provided to us by or on behalf of the Electing Holders on or prior to December 18, 2003. The Electing Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures or subordinate voting shares since the date on which they provided this information in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. Information about the Electing Holders may change from time to time. Any changed information will be set forth in prospectus supplements or post-effective amendments, as required.

      Because the Electing Holders may offer all or some portion of the debentures or the subordinate voting shares issuable upon conversion, redemption, purchase or maturity thereof, we cannot estimate the amount of debentures or subordinate voting shares that may be held by the Electing Holders upon the conversion, redemption, purchase or maturity thereof, upon completion of any sales. For information on the procedure for sales by selling securityholders, read the disclosure under the heading “Plan of Distribution” in the base shelf prospectus.

	Principal Amount of		Number of
	Debentures Beneficially Owned		Subordinate Voting Shares
Name of Electing Holder	and Offered Hereby*		Beneficially Owned**

Amaranth L.L.C.	US$	63,050,000	296,694
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.		2,000,000	9,411
Banc of America Securities LLC		655,000	3,082
Chrysler Corporation Master Retirement Trust		1,895,000	8,917
CQS Convertible & Quantitative Strategies Master Fund Limited		12,500,000	58,821
D.E. Shaw Investment Group, L.P.		400,000	1,882
D.E. Shaw Valence Portfolios, L.P.		1,600,000	7,529
Delta Air Lines Master Trust — CV		835,000	3,929
Delta Pilots Disability and Survivorship Trust — CV		375,000	1,764
Jersey (IMA) Ltd.		2,500,000	11,764
LibertyView Credit Opportunities Fund L.P.		3,000,000	14,117
LibertyView Funds L.P.		5,500,000	25,881
MacKay Shields Long Short Fund		605,000	2,846
MacKay Shields Long Short Fund Master		3,490,000	16,422
Marathon Global Convertible Master Fund Ltd.		18,000,000	84,702
Microsoft Corporation		1,415,000	6,658
MLQA Convertible Securities Arbitrage		2,500,000	11,764
Motion Picture Industry Health Plan — Active Member Fund		195,000	917
Motion Picture Industry Health Plan — Retiree Member Fund		120,000	564
OCM Convertible Trust		1,850,000	8,705
Partner Reinsurance Company Ltd.		625,000	2,941
Qwest Occupational Health Trust		250,000	1,176
State Employees’ Retirement Fund of the State of Delaware		825,000	3,882
Sunrise Partners Limited Partnership		6,950,000	32,704
Vanguard Convertible Securities Fund, Inc.		5,865,000	27,598

Total	US$	119,000,000	559,968

*	This includes all of the debentures beneficially owned by the Electing Holders.

**	Assumes conversion of all of the Electing Holder’s debentures at the initial conversion ratio of 4.7057 subordinate voting shares per US$1,000 principal amount of debentures and a cash payment in lieu of fractional shares. The conversion ratio is subject to adjustment as described under “Description of the Debentures — Conversion Rights — Conversion Rate Adjustments” in the base shelf prospectus. As a result, the number of subordinate voting shares may increase or decrease in the future.